January 8, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE:    Seligman Value Fund Series, Inc.
          Seligman Large-Cap Value Fund
          Seligman Smaller-Cap Value Fund
       Post-Effective Amendment No. 24
       File No. 333-20621/811-08031

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 24 on Form N-1A pursuant to Rule 485(a)(1) to comply with the amendments to Form N-1A.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Heidi Brommer at 612-671-2403.

Sincerely,


/s/ Scott R. Plummer
-------------------------------------
Scott R. Plummer
Vice President, General Counsel and
Secretary
Seligman Value Fund Series, Inc.